

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 24, 2007

<u>Via U.S. mail and facsimile</u>

Mr. V. Bruce Thompson
Senior Vice President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re: SandRidge Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 3, 2007**
> **File No. 333-144004**

Dear Mr. Thompson:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update your registration statement to include financial statements and pro forma financial information through June 30, 2007 to comply with Rule 3-12 and Rule 11-02 (c)(2)(i) of Regulation S-X, respectively.

2. We note that you filed a Form S-1 registration statement on August 13, 2007 (file no. 333-143386) to register stock for resale by certain selling shareholders. Please update as appropriate the disclosure in this S-1 to reflect the fact that you have made

a new filing. This updating should include, as examples only, the risk factor entitled "You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock," on page 23, the Selling Shareholders table, and the section on "Shares Eligible for Future Sale." Comments regarding the Form S-1 filed August 13 will be issued under separate cover.

3.   We note your responses to our prior comments 4, 5 and 40, and we reissue them in part. Please provide all missing exhibits and information promptly.

Summary, page 1

4.   We note your response to our prior comment 7. Please provide us with the data you relied on from IHS.

Use of Proceeds, page 26

5.   We note your response to our prior comment 13 that you had no senior debt outstanding as of June 30, 2007. Reconcile this statement with the fact that you intend to use part of the proceeds to repay your senior debt. Also revise to quantify the "remainder" to which you refer.

Business

Legal Proceedings, page 86

Management, page 88

6.   We note your response to our prior comment 24, and reissue it in part. For Messrs. Oliver, Scott and Serota provide the months, and to the extent necessary the year, that each held the positions mentioned. Reference to experience "prior" to joining a company does not make clear whether there was intervening time or professional experience.

Executive Compensation and Other Information

Compensation Discussion and Analysis, page 94

General

7.   We note your response to our prior comment 27 and reissue it.

8.   We note your response to our prior comment 28. Please state whether the restricted stock you granted to the executives in 2007 is subject to any vesting restrictions and when vesting will occur. Also describe in greater detail how the amounts were determined, including a discussion of which goals were met.

Objectives of Our Executive Compensation Program

General, page 95

9. We note your response to our prior comment 29. Please describe the information that is contained in the comprehensive surveys performed by third parties that is used by your Board in its analysis. Also describe the other market data that your Board may consider.

10. Revise to clarify whether the two companies you identify comprise the entire "Peer Companies" group. If not, identify each peer company, as prior comment 29 requested.

11. We note your response to our prior comment 30, and reissue it in part. Please state how you evaluate an officer's experience.

12. We note your response to our prior comment 31 and reissue it in part. Please state the weight given to each of the performance factors used in determining an individual's salary, cash bonus and restricted stock grant. Explain how you determine the amount of restricted stock to award on a semi-annual basis.

Employment Agreements, Severance Benefits and Changes in Control Provisions

Other Named Executive Officers, page 99

13. We note that you state that as of December 31, 2007 you had not entered into any other employment agreement other than the one with Mr. Ward. However, the agreement you filed as Exhibit 10.12 with Mr. Coshow is dated as of September 2, 2006. Please advise. Describe Mr. Coshow's agreement in the prospectus, and any other agreements entered into up to the date of the prospectus.

Other Matters, page 99

14. We note your response to our prior comment 35. Provide this information in the prospectus.

Related Party Transactions, page 112

15. We note your responses to prior comments 38 and 39. Disclose the absence of a policy, as well as the implications with respect to Item 404(b)(2). If you are unable to determine whether the related party transaction was on terms as favorable to you as could have been obtained elsewhere, make this clear in each case.

Well Participation Plan, page 112

16. We note your response to our prior comment 42, and reissue it in part. Specify the amounts paid to Messrs. Ward and Mitchell due to their participation in the plan in 2006 and to date in 2007. We believe it is relevant to disclose the amount they paid versus their return. Also provide the number of wells in which Messrs. Ward and Mitchell participate.

Employee Participation Plan, page 113

17. We note your response to our prior comment 43 and reissue it in part. State whether any officers invested their own funds into the plan, and if they did state the amounts invested. Specify the amounts paid to the executive officers due to their participation in the plan in 2006 and to date in 2007. It appears pertinent to disclose the amount they paid, or that was paid on their behalf, versus their return.

Other Transactions, page 113

18. We note your response to our prior comment 44 and reissue it. It appears that Mr. Mitchell would be considered a promoter under Rule 405 of the Securities Act of 1933.

Description of Capital Stock

Preferred Stock, page 115

19. We note your response to our prior comment 45. You state you are prohibited from paying any dividends on your common stock, which is not made clear in the risk factor at page 23. Moreover, in the next sentence you state that holders of preferred stock are entitled to any dividends or distributions made on your common stock as if such holder of preferred stock had converted his shares to common stock. Please revise to clarify. We also note that Section 3(c) of the Certificate of Designation regarding your preferred stock allows dividends to be paid on the common stock in certain circumstances, including upon the consent of a majority of the holders of preferred stock.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 31

20. We note your revised disclosure under Note (h) responding to prior comment. Please reconcile the 18,174 shares issued for NEG acquisition (before deduction for weighted shares already included in historical results) as disclosed under Note (h) on page 32 to the 12,842 shares issued for NEG acquisition as disclosed on page 29.

NEG Oil & Gas LLC Financial Statements, page F-65

21.   We note your response to prior comment 52. To further assist us in understanding the complex relationship of National Energy Group, Inc. and American Real Estate Partners, LP and NEG Oil and Gas, LLC, please provide to us a chart that depicts the ownership structure and direct affiliations of these entities prior to your acquisition of NEG Oil and Gas, LLC. Similarly, please provide a chart that depicts the ownership structure and direct affiliations of these entities subsequent to the acquisition. Within the charts clearly indicate the net assets and operations of these entities before and after the acquisition.

22.   In your response to prior comment 52 you state that NEG Oil and Gas LLC agreed to exercise its right to redeem for fair value the 50% non-controlling membership interest in NEG Holdings LLC from NEGI. Please tell us when this transaction occurred. In addition, please clarify whether all the senior notes due from National Energy Group, Inc. were extinguished as a result of the redemption. Finally, tell us whether this redemption resulted in you directly owning 100% of NEG Holdings LLC upon your acquisition of NEG Oil and Gas LLC.

Engineering Comments

Summary Historical Operating and Reserves Data, page 11

23.   We have reviewed your response to comment 59 of our letter dated July 23, 2007. If the gas price that you receive for the gas that must be stripped of CO_2 is materially less than the price you receive for other natural gas please revise your document to disclose this lower price. Please also tell us what percent of the gas that you produce has high levels of CO_2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Segment Overview, page 36

24.   We have reviewed your response to comment 62. Please tell us if the prices you report here and elsewhere are the average prices you received for your gas before the effects of hedging, or if this is not the case, how the prices were determined.

Exploration and Production Segment, page 37

25.   We have reviewed your response to comment 63. Please refer to the second engineering comment in this letter.

Proved Reserves, page 71

26.	We have reviewed your response to comment 66. We believe the SEC definition
of proved reserves as found in Rule 4-10(a) of Regulation S-X should be included
in this section so the reader has an immediate understanding of the meaning of the
term "proved reserves." Please revise your document accordingly.

Notes to Consolidated Financial Statements, page F-7

Supplemental Information on Oil and Gas Producing Activities, page F-37

Costs Incurred in Property Acquisition, Exploration and Development Activities, page F-37

27.	We have reviewed your response to comment 68. From the reserve report we
note that capital expenditures for the development of undeveloped reserves for the
Wellman field extend as far into the future as 2018. As stated previously,
normally, proved undeveloped reserves should be developed within five years.
Please remove proved undeveloped reserves that will not be developed within five
years.

Results of Operations for Oil and Gas Producing Activities, page F-37

28.	We have reviewed your response to comment 69. As previously requested please
fully explain in the document the function the independent engineers performed.
You indicate in the first paragraph on page F-37 that the estimates of proved
reserves have been prepared by the Company's team of engineers but in the
second paragraph you state that Netherland Sewell prepared the estimates of
proved reserves for 97% of your properties. Please disclose if the reserves
reported are from the company's estimate or from the independent engineers.
Include in the disclosure the percent difference and reserve difference in the
aggregate between the independent engineers' estimates and the company's
estimates.

Reserve Reports

29.	We note that you estimated in the reserve reports to spend approximately $430
million in 2007 for development. Tell us how much you have spent to date. If
you anticipate not spending a material amount of these estimated funds please
disclose this in the document.

30.	Please reconcile for us the fact that you estimate the 150 producing wells in the
Pinon field, which are about 40% depleted, will produce on average gross
ultimate reserves of approximately 2 BCFe per well with the fact you have

estimated 400 proved undeveloped wells to produce an average gross ultimate reserve of 2.7 BCFe per well.

31.   Please reconcile for us the fact that you estimate the 21 producing wells in the Minden field to produce on average gross ultimate reserves of 1,086 MMcfe per wells with the fact that you have estimated the 45 proved undeveloped wells to produce a gross ultimate reserve of 1,560 MMcfe per well.

32.   Please provide us with a structure map of the Pinon field and separately designate the proved producing wells and the proved undeveloped wells and by zone if appropriate.

33.   Please tell us if the gas reserves for the Pinon field are net of CO_2. Please tell us the average percentage of CO_2 for new wells and if it changes during the life of the well. If so, please tell us how this is taken into account in the reserve estimate.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. V. Bruce Thompson
SandRidge Energy, Inc
August 24, 2007
Page 8

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Jennifer Gallagher, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Prince, Esq. (via facsimile)
L. Dang
D. Levy
T. Levenberg
J. Murphy